December 17, 2009

Bruce Dugan, Chief Executive Officer
Inicia Incorporated
360 East 55th Street, Suite 13G
New York, N. Y. 10022

RE: Inicia Incorporated
Amendment No. 8 to Form 1-A
Filed November 27, 2009
File No. 24-10228

Dear Mr. Dugan:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note disclosure regarding the July 30, 2009 pledge to secure $100,000 of debt, and the conversion of $60,000. Please advise us if there were written agreements or amendments for these actions, and if so, file any such arrangements as exhibits.

Part I – Notifications

2. We note your response to prior comment four. Please revise to also identify Mr. Krome, as he is providing the legal opinion regarding the securities in this

offering and is therefore also "counsel to the issuer with respect to the offering." You may also clarify the different capacities of Mr. Krome and Mr. Sayid as described in your response letter.

3. We note your response to prior comment five. Please advise us when you plan to file with the state of New York.

Part II - Offering Circular

"Control by Management", page 12

4. Please update the information in line one to a more recent date.

5. Also, please briefly mention if there are any plans for management to buy shares in this offering especially in the event a nominal amount of shares are sold.

Software and Website Development Division…, page 17

6. We note your response to prior comments nine and 11. Please revise to disclose the order of priority for your different projects assuming you only receive the lower amounts of proceeds in this offering. Also, please revise to clarify how you would be able to fund all of the initiatives and projects simultaneously assuming you receive only the lower amounts of proceeds. As non-exclusive examples, you discuss the use of proceeds to fund magazine format programming on page 18 if 10% of the proceeds are received. You also discuss funding the IQM enhancer on page 17 if 12% of the proceeds are received and, on page 18, an anticipated $30,000 budget for "Changing" if 18% of the proceeds are received. And you discuss funding several items if $36,000 is received: i2m website on page 17, "niche websites" on page 18, Penniless Lover on page 20, site staffing on page 19, expat 360 on page 22, and five other websites identified beginning on page 22. It is unclear if, for example, you anticipate funding merely the initial phases of projects assuming the lower amounts of anticipated proceeds, or if you believe that additional staffing paid with proceeds will be able to start work on, but not complete, all of the projects. Please revise accordingly.

Item 4(a), page 31

7. We note your response to prior comment 12 and the references to "$300 for promotion." Please revise to clarify if any other funds are required to achieve the

milestones regarding TGLIFE.com, Mix Lab and Expat 360. For example, disclose, if true, that you only require $300 to promote each of these websites because every other aspect of each milestone is already complete.

Financial Statements
General

8. The financial statements should be updated, as necessary, to comply with Form 1-A, part F/S.

9. In this amended offering statement, we note that several new line items have appeared and several line items have been revised in your historical financial statements. As such, it appears that your financial statements for the years ended December 31, 2007 and 2008 have been restated. Specifically:

- As of December 31, 2007, you added subscriptions receivable of $56,886, loans payable of $21,842 and the equity section on your balance sheet have been revised.
- As of December 31, 2008, it appears you added subscriptions receivable of $56,886, loans receivable of $1,194, loans payable of $56,346 and the equity section on your balance sheet have been revised
- For the year ended December 31, 2008, it appears you added expenses of a one-time signing bonus of $264,072 and professional fees of $1,980 on your statements of operations.
- For the years ended December 31, 2007 and 2008, your statements of cash flows and statements of changes in shareholder equity (deficit) appear to have been revised.

10. For each item added, please tell us why such item was previously excluded from your historical financial statements. Further, please revise your financial statements to clearly indicate on the face of your financial statements that they have been restated. In addition, please include a note to your financial statements that includes the disclosures required by paragraphs 250-10-50-7 of the FASB Accounting Standards Codification or tell us why such disclosure is not required.

11. In connection with the comment above, please address the following:
- Describe the timing and nature of the transaction(s) that supports your recording of a subscriptions receivable on your balance sheets and what authoritative literature you relied upon to support your position,

- Describe the timing and nature of the transaction(s) that supports your recording of a loan payable on your balance sheets. Revise your disclosure to discuss the payment terms and conversion features, if any, of approximately $50,346 (balance of $56,346 net of amounts disclosed in Note 7) of the amount outstanding,
- It appears the one-time signing bonus of $264,072 was paid in common stock. Tell us how you determined the fair value of this stock issuance and where this stock issuance is recorded in your statements of shareholders equity. Please revise to provide disclosures regarding such stock-based compensation in accordance with paragraph 718-10-50 of the FASB Accounting Standards Codification.

Statements of Cash Flows, page 52

12. We note that you have included cash flows from financing activities that represent amounts associated with your recapitalization transaction (i.e. common stock at par value and APIC). This does not appear to be appropriate. Please revise your statements of cash flows to be consistent with paragraph 230-10-45 of the FASB Accounting Standards Codification.

Exhibits
Exhibit 15(d) Board Resolution to rescind preferred shares dated June 5, 2009

13. We reviewed your response to our prior comment 21. We were unable to locate Exhibit 15(d) as indicated in your response, as it did not appear to be included with the filing of your amended Offering Statement. As a result, the comment will be reissued. Please amend your Offering Statement to provide the Board authorization that includes the signature of the preferred shareholders (i.e. Exhibit 15(d)).

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Blaise Rhodes, accountant, at (202) 551-3774 or Brian Bhandari, accounting reviewer, at (202) 551-3390 with any questions regarding accounting issues and you may contact Janice McGuirk, examiner, at (202) 551-3395 or Jim Lopez, legal reviewer, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: via fax to M. David Sayid
            (212) 247-7535